FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            REPORT OF FOREIGN ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934




                                For June 23, 2006




                            DESWELL INDUSTRIES, INC.
                         (Registrant's name in English)




                  Unit 516 517, Hong Leong Industrial Complex,
                       No. 4 Wang Kwong Road, Kowloon Bay,
                               Kowloon, Hong Kong
                    (Address of principal executive offices)

[DESWELL INDUSTRIES, INC. LOGO]

                                                                 Contact:
                                                                 John G. Nesbett
                                                                 IMS
                                                                 212-668-0813



                       DESWELL INDUSTRIES, INC. ANNOUNCES

                       FOURTH QUARTER AND YEAR-END RESULTS

      - Company also Announces Fourth Quarter Dividend of $0.14 Per Share -

MACAO (June 23, 2006) - Deswell Industries, Inc. (Nasdaq: DSWL) today announced it financial results for the fourth quarter and year ended March 31, 2006.

Deswell reported that net sales for the fourth quarter ended March 31, 2006 were $26.2 million, compared to $28.7 million for the same quarter of 2005, a decrease of 8.7%. Operating income totaled $0.9 million, compared to $3.6 million for the same quarter of 2005. Net income for the quarter decreased to $0.5 million compared to $3.4 million for the year-ago quarter. Basic earnings per share and diluted earnings per share for the quarter decreased to $0.03 and $0.03, respectively (based on 14,924,000 and 14,924,000 weighted average shares outstanding, respectively), compared to $0.23 and $0.23, respectively (based on 14,690,000 and 14,777,000 weighted average shares outstanding, respectively), for the quarter ended March 31, 2005.

Net sales for the year ended March 31, 2006 were $115.3 million, a decrease of 8.2% compared to sales of $125.6 million for the year ended March 31, 2005. Operating income decreased 41.6% to $10.4 million, compared to $17.8 million for the year ended March 31, 2005, and net income decreased 42.2% to $8.8 million, compared to $15.2 million in the previous year. Basic earnings per share and diluted earnings per share decreased to $0.59 and $0.59, respectively (based on 14,908,000 and 14,936,000 weighted average shares outstanding, respectively), compared to $1.04 and $1.02, respectively (based on 14,656,000 and 14,933,000 weighted average shares outstanding, respectively), for the year ended March 31, 2005.

Total gross margin decreased to 19.2% in the fourth quarter ended March 31, 2006 from 25.6% in the fourth quarter last year. Gross profit in the plastic segment decreased to 24.4% of net sales for the quarter ended March 31, 2006 compared to 34.3% of net sales for the year-ago quarter. The decrease was mainly due to a provision for obsolete stock of $645,000 made in the quarter ended March 31, 2006. Furthermore, plastic resin costs remain high. Gross profit in the electronic and metallic segment decreased to 14.8% of net sales for the quarter ended March 31, 2006 compared to 18.0% of net sales for the year-ago quarter. The decrease was mainly due to an increased charge of $407,000, for value-added taxation (VAT).

Other income for the quarter was a loss of $606,000 for the quarter ended March 31, 2006, an increase in expenses of $856,000 as compared to other income of $250,000 for the quarter ended March 31, 2005.

On a segment basis, other expenses attributable to the plastic segment were $623,000, an increase of $639,000 as compared with other income of $16,000 for the quarter in last year. The increase was mainly attributed to a doubtful account's receivable provision of $970,000 in the quarter ended March 31, 2006 relating to a telecommunication customer's financial issues due to a failed European product launch. This offset the tax refunded on reinvestment of certain retained earnings in one of our PRC subsidiaries of $173,000; the increase in interest income of $68,000 resulted from the increase in interest rates and other income of $95,000 as compared with the corresponding period in 2005.

The Company's balance sheet remains strong, with cash and cash equivalents on March 31, 2006 totaling $25.4 million, compared to $28.1 million on March 31, 2005. Working capital totaled $55.1 million as of March 31, 2006, versus $57.6 million as of March 31, 2005. The Company has no long-term or short-term borrowings.

Mr. Richard Lau, chief executive officer, commented, "In our plastics division, we saw a 10.5% decrease in sales in the quarter due to a $3.9 million decrease in business from a printer customer which could not be offset by increasing orders from some long standing as well as newer customers. Our electronics and metals division experienced a 7.2% decrease in sales during the quarter. Some of that decrease was due to the shortage of certain materials that delayed production and shipments in the quarter."

Mr. Lau continued, "The profitability of our business has also been impacted by raw material prices and labor rate increases. The margin decrease was compounded by the write-off of obsolete stock of $645,000 in the plastic segment and $342,000 in the electronic & metallic segment, respectively during the year. A total of $1.6 million in write-offs for stock and doubtful account receivables in the fourth quarter, coupled with a $1 million write-off of doubtful sales in relation to our metallic parts division in the quarter ended September 2005, contributed significantly to the decrease in net income during the fiscal year."

Mr. Lau continued, "We are confident that we will see long-term growth in the electronics segment of our business. We have established a very strong brand over the past decade as a preeminent manufacturer in the audio equipment industry. Furthermore, in 2005 we initiated a new division to help companies distribute audio equipment in China. During the quarter we realized over $300,000 in revenues from this initiative."

Mr. Lau concluded, "We believe that our performance in the coming quarter will recover as most of the provisions aforementioned are one-time charges. We remain confident about our business performance in the coming year."


Fourth Quarter Dividends
------------------------

The Company also announced that on June 21, 2006 its board of directors declared a dividend of $0.14 per share for the fourth quarter, bringing cash dividends per share for the year ended March 31, 2006 to $0.60 per share. The dividend will be payable on July 20, 2006 to shareholders of record as of June 30, 2006.

Appointment of Chief Financial Officer
--------------------------------------

Deswell also announced that the Company has appointed Ms Pang Yuk Ping, Eliza as the Chief Financial Officer effective from April 1, 2006. Ms Pang has been the Financial Controller of the Company since 1995.

About Deswell
-------------

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers ("OEMs") and contract manufacturers at its factories in the People's Republic of China. The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount ("SMT") and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals. The Company's customers include Digidesign Inc., Vtech Telecommunications Ltd., Epson Precision (H.K.) Ltd., Inter-Tel Incorporated, Line 6 Manufacturing and Peavey Electronics Corporation.

To learn more about Deswell Industries, Inc., please visit the Company's web site at www.deswell.com.

Forward-Looking Statements

Statements in this press release that are "forward-looking statements" are based on current expectations and assumptions that are subject to risks and uncertainties. For example, our statements regarding our expected growth in sales from the electronic and metallic division in the coming year and our efforts to reduce overhead costs in our plastic division are forward-looking statements. Actual results could differ materially because of the following factors, among others, which may cause revenues and income to fall short of anticipated levels or our overhead expenses to increase: our dependence on a few major customers; vigorous competition forcing product price reductions or discounts; the timing and amount of significant orders from our relatively few significant customers; continuing increases in resin prices that cannot be passed on to customers; unexpected production delays; obsolete inventory or product returns; losses resulting from fraudulent activity of our customers or employees; labor shortages that increase labor and costs; changes in the mix of product products we manufacture and sell; adverse currency fluctuations in the renminbi and Hong Kong dollar when translated to US dollars; potential new accounting pronouncements; and the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome, on general economic activity.

For further information regarding risks and uncertainties associated with the Company's business, please refer to the "Risk Factors" section of Company's Annual Report on Form 20-F, copies of which may be obtained from the Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

All information in this release is made as of the date of this press release. Deswell undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Deswell's expectations.

DESWELL  INDUSTRIES,  INC.

CONSOLIDATED  STATEMENT  OF  INCOME  (UNAUDITED)
(U.S. dollars in thousands, except per share data)

                                                               Quarter ended       Year ended
                                                                 March 31,          March 31,
                                                             ----------------- -------------------
                                                                2006    2005     2006       2005
                                                             --------  ------- ---------  --------
                                                                (Unaudited)        (Unaudited)
Net sales                                                    $26,183   $28,693  $115,276  $125,590
Cost of sales                                                 21,167    21,356    89,850    92,072
                                                             --------  ------- ---------  --------
Gross profit                                                   5,016     7,337    25,426    33,518
Selling, general and administrative expenses                   4,083     3,726    15,052    15,759
                                                             --------  ------- ---------  --------
Operating income                                                 933     3,611    10,374    17,759
Interest expense                                                  (6)       (5)       (6)      (12)
Other income (expenses), net                                    (606)      250      (376)      342
                                                             --------  ------- ---------  --------
Income before income taxes                                       321     3,856     9,992    18,089
Income taxes (expenses) benefits                                 191       (88)       27      (576)
                                                             --------  ------- ---------  --------
Income before minority interests                                 512     3,768    10,019    17,513
Minority interests                                                59       415     1,240     2,330
                                                             --------  ------- ---------  --------
Net income                                                   $   453   $ 3,353  $  8,779  $ 15,183
                                                             ========  ======= =========  ========

Basic earnings per share (note 3)                            $  0.03   $  0.23  $   0.59  $   1.04
                                                             ========  ======= =========  ========

Weighted average number of shares                             14,924    14,690    14,908    14,656
                                                             ========  ======= =========  ========
outstanding (in thousands) (note 3)

Diluted earnings per share (note 3)                          $  0.03   $  0.23  $   0.59  $   1.02
                                                             ========  ======= =========  ========

Diluted weighted average number of shares                     14,924    14,777    14,936    14,933
                                                             ========  ======= =========  ========
outstanding (in thousands) (note 3)

DESWELL INDUSTRIES, INC.
CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

                                                                       March 31,        March 31,
                                                                        2006              2005
                                                                     -----------       -----------
                                                                     (Unaudited)        (Audited)
ASSETS

Current assets:
   Cash and cash equivalents                                         $    25,369       $    28,073
   Restricted cash                                                           649             1,040
   Marketable securities                                                     164               244
   Accounts receivable, less allowance of doubtful
     Accounts of $970 and $0 at March 31, 2006 and 2005
     respectively                                                         18,318            25,091
   Inventories                                                            21,845            21,136
   Prepaid expenses and other current assets                               5,035             4,761
   Income taxes receivable                                                     -                20
                                                                     -----------       -----------
           Total current assets                                           71,380            80,365
Property, plant and equipment - net                                       58,286            56,133
Goodwill                                                                     710               478
Deferred income tax assets                                                   294                 -
                                                                     -----------       -----------
             Total assets                                            $  130,670        $   136,976
                                                                     ===========       ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Accounts payable                                                  $    10,886       $    16,449
   Customer deposits and accrued expenses                                  5,196             6,015
   Income taxes payable                                                      184               325
                                                                     -----------       -----------
           Total current liabilities                                      16,266            22,789
                                                                     -----------       -----------
Deferred income tax                                                            -                 -
                                                                     -----------       -----------
Minority interests                                                         7,636             9,420
                                                                     -----------       -----------

Shareholders' equity
   Common stock
   - authorized 30,000,000 shares; issued and outstanding
     14,923,730 shares at March 31, 2006 and
     14,778,730 at March 31, 2005 (note 4)                                41,254            39,068
   Additional paid-in capital                                              6,970             6,970
   Exchange Reserve                                                          436                 -
   Retained earnings                                                      58,108            58,729
                                                                     -----------       -----------
           Total shareholders' equity                                    106,768           104,767
                                                                     -----------       -----------
             Total liabilities and shareholders' equity              $   130,670       $   136,976
                                                                     ===========       ===========

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
(U.S. dollars in thousands)

                                                                               Year ended
                                                                                March 31,
                                                                     -----------------------------
                                                                         2006             2005
                                                                     -----------       -----------
                                                                     (Unaudited)        (Audited)
Cash flows from operating activities:
  Net income                                                         $     8,779       $    15,183
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Depreciation and amortization                                          5,299             4,970
    Loss on sale of property, plant and equipment                             45               125
    Foreign exchange gain                                                   (169)                -
    Realized gain on disposal of other investments                             -              (295)
    Unrealized loss on revaluation of marketable securities                   80                53
    Minority interests                                                     1,215             2,330
    Deferred taxes                                                          (294)              (15)
    Changes in current assets and liabilities:
     Accounts receivable                                                   6,773            (6,134)
     Inventories                                                            (709)           (4,962)
     Prepaid expenses and other current assets                              (274)           (1,809)
     Income taxes receivable                                                  20               107
     Accounts payable                                                     (5,563)            5,281
     Customer deposits and accrued expenses                                 (819)            1,396
     In income taxes payable                                                (141)              195
                                                                     -----------       -----------
  Net cash provided by operating activities                               14,242            16,425
                                                                     -----------       -----------
Cash flows from investing activities
  Purchase of property, plant and equipment                               (6,940)          (17,003)
  Proceeds from disposal of property, plant and equipment                     50                36
                                                                     -----------       -----------
    Net cash used in investing activities
                                                                          (6,890)          (16,967)
                                                                     -----------       -----------

Cash flows from financing activities
  Dividend paid                                                           (9,400)           (9,234)
  Dividends paid to minority shareholders of a subsidiary                 (1,229)             (756)
  Exercise of stock options                                                  352             9,092
  Increase in bank loan                                                        -               903
  Odd shares redemption                                                        -                (4)
  (Increase)/decrease in restricted cash                                     391              (650)
  Loan to minority shareholders of subsidiaries                             (170)              (26)
                                                                     -----------       -----------
    Net cash used in financing activities                                (10,056)           (1,578)
                                                                     -----------       -----------

Net decrease in cash and cash equivalents                                 (2,704)           (2,120)
Cash and cash equivalents, at beginning of year                           28,073            30,193
                                                                     -----------       -----------
Cash and cash equivalents, at end of year                                 25,369            28,073
                                                                     ===========       ===========

Supplementary disclosures of cashflow information:
  Cash paid during the year for:
    Interest                                                                   6                12
    Income taxes                                                             215               289
                                                                     ===========       ===========

Supplementary disclosures of significant non-cash transactions:
  Issuance of common stock in connection of acquisition of
    Additional 5% shareholdings of a subsidiary                            1,834                 -
  Excess of acquisition cost over the fair value of acquired
    net assets of additional 5% shareholdings of a subsidiary               (234)                -
                                                                     ===========       ===========

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands except per share data)


1.   Management's Statement
     ----------------------

     In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the Company) at March 31, 2006 and March 31, 2005, the results of operations for the quarters and year ended March 31, 2006 and March 31, 2005, and the cash flows for the year ended March 31, 2006 and March 31, 2005. The notes to the Consolidated Financial Statements contained in the Form 20-F Annual Report filed on July 8, 2005 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

2.   Doubtful Sales
     --------------

     The Company has made a provision for doubtful sales of approximately $1,006 for the quarter and six months ended September 2005 in connection with certain transactions. These transactions, which consisted of orders primarily from three customers for products of the metallic parts division of the Company's electronic & metallic business segment that were shown as shipped to and received by the customers but in fact had been surreptitiously cancelled without shipment. The Company discovered these matters in October 2005 when documentation reflecting the cancellation of the orders was uncovered following the departure of the General Manager of the Company's metallic parts division who, with the assistance of a Production and Materials Control Supervisor in that division (who has since resigned), had previously concealed such documentation. These matters have been disclosed to the Audit Committee of the Board of Directors and to the Company's independent registered public accountants. Based on the recommendations of the Audit Committee, the Company has retained independent forensic accountants to continue the investigation, reported the matter to the local police for investigation and prosecution and retained local counsel to advise the Company concerning appropriate legal proceedings against the former General Manager of the Company's metallic parts division.

3.   Earnings Per Share
     ------------------

     The basic net income per share and diluted net income per share are computed in accordance with the Statement of Financial Accounting Standards No.128 "Earnings Per Share."

     The basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period. Diluted net income per share gives effect to all potentially dilutive common shares outstanding during the period. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued. In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from exercise of options.

     The net income for the years ended March 31, 2006 and 2005 were both from the Company's continuing operations.

4.   Stock Split
     -----------

     On February 22, 2005, the Company announced that it was effecting a three-for-two stock split of its outstanding shares to holders of record on March 15, 2005 and payable on March 29, 2005.

     The common stock, additional paid-in capital and earnings per shares are presented with regard to the effects of stock split on March 15, 2005.




5.   Inventories
     -----------

                                                 March 31,         March 31,
                                                   2006               2005
                                               -----------       -----------
Inventories by major categories :
  Raw materials                                $     8,782       $     8,329
  Work in progress                                   6,932             8,088
  Finished goods                                     6,131             4,719
                                               -----------       -----------
                                               $    21,845       $    21,136
                                               ===========       ===========

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


Results of Operations
---------------------

General
-------

The Company's revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, (ii) electronic products and subassemblies and (iii) metallic parts and components and distribution sales of audio equipments. The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and less expensive labor rates as compared with Hong Kong.


Quarter Ended March 31, 2006 Compared to Quarter Ended March 31, 2005
---------------------------------------------------------------------

Net Sales - The Company's net sales for the quarter ended March 31, 2006 were $26,183,000, a decrease of $2,510,000, or 8.7%, as compared to the corresponding period in 2005. The decrease in sales was mainly related to the decrease in sales at our injection-molded plastic segment and electronic and metallic segment of $1,405,000 and $1,105,000 respectively. This represented decreases of 10.5% and 7.2% respectively, as compared with the net sales from these segments in the corresponding period in the prior year.

The revenue decrease at our plastic segment was mainly the result of a significant decrease in orders from a printer customer of $3,861,000 and from other existing customers of $1,221,000 which was partly due to customers delaying the progress of new model productions, offsetting the increase in orders from both new and existing customers of $721,000 and $2,956,000, respectively.

The decrease in net sales in the electronic and metallic segment was mainly due to the decrease in orders from OEM products from existing customers of $2,691,000 and the decrease in orders of metallic products of $1,536,000.
Increased orders from new and existing OEM customers totalled $1,828,000 and $959,000, respectively. Furthermore, the electronic and metallic segment's audio equipment distribution business, established in January of 2005, realized an increase in sales of $335,000 during the quarter. The decrease in sales for OEM products from existing customers were partly due to the shortage in certain material supplies that delayed some production and shipments in the quarter as well as some customers delaying the progress of new model productions and our strategy of focusing on higher margin production.

Gross Profit - The gross profit for the quarter ended March 31, 2006 was $5,016,000, representing a gross profit margin of 19.2%. This compares with the overall gross profit and gross profit margin of $7,337,000 or 25.6% for the quarter ended March 31, 2005.

Gross profit in the plastic segment decreased by $1,661,000 to $2,906,000 or 24.4% of net sales, for the quarter ended March 31, 2006 compared to $4,567,000 or 34.3% of net sales, for the quarter ended March 31, 2005. This was mainly attributed to a stock provision of $645,000 or 5.4% of net sales made in the quarter and an average 26% increase in labor rate and an average of 2% appreciation in Chinese renminbi currency where most of our direct overhead is denominated, as compared with the quarter last year. The plastic resin cost was still high and there was no material fluctuation as compared with the same quarter of last year. Of the obsolete stock provision, $588,000 was mainly related to the discontinuation of a telecommunication customer's European product launch.

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (Continued)


Gross profits in the electronic & metallic segment decreased by $660,000 to $2,110,000, or 14.8% of net sales, for the quarter ended March 31, 2006 compared to $2,770,000 or 18.0% of net sales, for the same period last year. This was mainly attributed to an increased charge of $407,000, or 2.9% of net sales for the quarter, for value-added taxation. Additionally, labor rates increased an average of 20% as compared with prior year.

Selling, General and Administrative Expenses - SG&A expenses for the quarter ended March 31, 2006 were $4,083,000, or 15.6% of total net sales, compared to $3,726,000, or 13.0% of total net sales for the quarter ended March 31, 2005. There was an increase in selling, general and administrative expenses of $357,000 over the corresponding period.

The SG&A expenses in the plastic segment increased by $48,000, or 2.2%, to $2,219,000, or 18.6% of net sales, for the quarter ended March 31, 2006 compared to $2,171,000 or 16.3% of net sales for the corresponding period in 2005. The increase was primarily related to the increase in employee benefits of $115,000 during the quarter.

The SG&A expenses in the electronic & metallic segment increased by $309,000, or 19.9%, to $1,864,000, or 13.1% of net sales, for the quarter ended March 31, 2006 compared to $1,555,000, or 10.1% of net sales for corresponding period in 2005. The increase was primarily related to the increase in staff cost, administration and selling expenses of $122,000, $94,000 and $55,000 respectively as a result of an increase in headcount for the expansion of our distribution and OEM business, as well as a $25,000 increase in depreciation expenses.

Operating Income - Operating income was $933,000 for the quarter ended March 31, 2006, a decrease of $2,678,000, or 74.2% as compared with the corresponding quarter in the prior year.

On a segment basis, the operating income of the plastic division decreased $1,709,000 to $687,000, or 5.8% of net sales in the quarter ended March 31, 2006 compared to $2,396,000 or 18.0% of net sales in corresponding period in 2005. Operating income in the plastic division decreased due to the decrease in gross profit coupled with the increase in SG&A expenses as described above.

The operating income of the electronic & metallic segment decreased $969,000 to $246,000, or 1.7% of net sales, in the quarter ended March 31, 2006 compared to $1,215,000, or 7.9% of net sales in the corresponding period in 2005. Electronic & metallic operating income decreased due to the decrease in gross profit coupled with the increase in SG&A expenses as described above.

Other income - Other expenses was $606,000 for the quarter ended March 31, 2006, an increase in expenses of $856,000 as compared to other income of $250,000 for the quarter ended March 31, 2005.

On a segment basis, other expenses attributable to the plastic segment were $623,000, an increase of $639,000 as compared with other income of $16,000 for the quarter in last year. The increase was mainly attributed to a doubtful debt provision of $970,000 in the quarter ended March 31, 2006 relating to a telecommunication customer having financial issues as a result of its failed product launch in the European market. This offset the tax refunded on reinvestment of certain retained earnings in one of our PRC subsidiaries of $173,000; the increase in interest income of $68,000 resulted from the increase in interest rates and other income of $95,000 as compared with corresponding period in 2005.

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (Continued)


Other income attributable to the electronic & metallic segment decreased $217,000 to $17,000 in the quarter ended March 31, 2006. This decrease in other income was mainly due to an increase in bad debt write off of $127,000 during the quarter ended March 31, 2006 and a realized gain on disposal of investment of $295,000 in the quarter ended March 31, 2005 ($nil for the quarter ended March 31, 2006). These factors offset the increase in exchange gain and other income of $86,000 and $104,000 in the quarter ended March 31, 2006.

Income Taxes - Income tax for the quarter comprised of income tax expenses of $74,000 and deferred income tax assets of $265,000, as compared with income tax expenses of $88,000 in the corresponding quarter in the prior year.

On a segment basis, the income tax of the plastic segment comprised of income tax expenses of $73,000 and deferred income tax assets of $265,000 for the quarter ended March 31, 2006, this compared with income tax expenses of $90,000 in the corresponding quarter in 2005. The increase was a result of the recognition of deferred income tax assets of $265,000 arising from the taxable losses incurred in a plastic manufacturing subsidiary. The income tax expenses for the electronic & metallic segment increased $3,000 to $1,000 for the quarter ended March 31, 2006.

Minority Interest - Minority interests represent a 24% minority interest in Integrated International Limited, the holding company holding the capital stock of Deswell's electronic and metallic subsidiaries. In April 2005, the Company acquired an additional 5% interest in Integrated, increasing its ownership in that subsidiary from 71% to 76%. In June 2005, the Company liquidated the marketing subsidiary in which it previously held a 49% minority interest. As a result of the decrease in minority interest in Deswell's electronic & metallic segment and the marketing subsidiary, the dollar amount of minority interest decreased to $59,000 for the quarter ended March 31, 2006, from $415,000 for the corresponding quarter in the prior year. This represented a decrease in minority interest of $357,000 in the electronics and metallic subsidiaries, together with the decrease in minority interest from $1,000 in the quarter ended March 31, 2005 to $nil in the marketing subsidiary in the quarter ended March 31, 2006.

Net Income - Net income was $453,000 for the quarter ended March 31, 2006, a decrease of $2,900,000 or 86.5%, as compared to net income of $3,353,000 for the quarter ended March 31, 2005, and net income as a percentage of net sales decreased from 11.7% to 1.7% for the quarter ended March 31, 2006. The decrease in net income was mainly the result of the decrease in operating income, the decrease in other income offsetting the decrease in minority interest and income tax expense as described above.

Net income for the plastic segment decreased by 89.0% to $256,000 for the quarter ended March 31, 2006 compared to $2,323,000 for the corresponding quarter in 2005. The decrease in net income of the plastic segment was mainly the result of the decrease in operating income and the increase in other expenses offsetting the decrease in income tax expenses as described above.

Net income for the electronic & metallic segment decreased by 80.9% to $197,000 for the quarter ended March 31, 2006 compared to $1,030,000 for the corresponding quarter in 2005. The decrease in net income of the electronic & metallic segment was mainly the result of the decrease in operating income, the decrease in other income offsetting the decrease in minority interest as described above.

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (Continued)


Year Ended March 31, 2006 Compared to Year Ended March 31, 2005
---------------------------------------------------------------

Net Sales - The Company's net sales for the year ended March 31, 2006 were $115,276,000, a decrease of $10,314,000 or 8.2% as compared to year ended March 31, 2005. The decrease in sales was mainly related to the decrease in sales at our plastic segment of $11,366,000 or 19.1% offsetting the increase in sales of electronics and metallic segment of $1,052,000 or 1.6%, as compared with the prior year.

The revenue decrease at our plastic segment was mainly the combined result of the decrease in telecommunication product orders from a major customer of $5,796,000 as we chose not to take on significantly lower margin business; the decrease in orders from another major customer of $6,378,000 as a result of the customer delaying the progress of new model production; the decrease in orders from another telecommunication customer of $4,846,000 as a result of the discontinuation of its European product launch in order to make revisions to the product design and the decrease in orders from other existing customers of $1,873,000. These together offset the increase in orders from both new and existing customers of $3,066,000 and $4,461,000.

The increase in net sales in the electronic and metallic segment was mainly due to an increase in orders for electronic products from both existing and new customers of $3,352,000 and $3,392,000, respectively, and an increase in sales of $1,822,000 in the audio equipment distribution business in the year. This business was newly established in January 2005. These factors together offset the net decrease in orders from customers of electronic products and metallic products of $3,507,000 and $4,007,000, respectively. The net increase was the result of a change in business and customer mix during the year as compared with last year. The increase in sales in the OEM products was mainly for sales of professional audio equipment products.

Gross Profit - The gross profit for the year ended March 31, 2006 was $25,426,000, representing a gross profit margin of 22.1%. This compares with the overall gross profit and gross profit margin of $33,518,000 or 26.7% for the year ended March 31, 2005.

Gross profit in the plastics segment decreased by $7,462,000 to $13,290,000 or 27.5% of net sales, for the year ended March 31, 2006 compared to $20,752,000 or 34.8% of net sales, for the year ended March 31, 2005. This was mainly attributed to the increased plastic resin costs which could not be reflected in the selling price to customers, an average 27% increase in labor rate and an average 2% appreciation in Chinese renminbi currency in the quarter ended September 30, 2005 where most of our direct overhead is denominated, as compared with last year.

Gross profit in the electronic & metallic segment decreased by $630,000 to $12,136,000 or 18.1% of net sales, for the year ended March 31, 2006 compared to $12,766,000 or 19.4% of net sales, for the prior year. This was mainly attributed to the combined effect of the strategy of offering volume pricing for large orders obtained by the electronics division in view of the keen competition in the market, the strengthened material sourcing strategy, and an increase in labor rate of an average 14% as compared with prior year.

Selling, General and Administrative Expenses - SG&A expenses for the year ended March 31, 2006 were $15,052,000, amounting to 13.1% of total net sales, as compared to $15,759,000 or 12.5% of total net sales for the year ended March 31, 2005.

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (Continued)


The SG&A expenses in the plastic segment decreased by $1,368,000 or 13.8% to $8,522,000 or 17.7% of net sales, for the year ended March 31, 2006 compared to $9,890,000 or 15.0% of net sales, for the prior year. The decrease was primarily related to the savings in administration expenses of $816,000 as a result of the closure of one marketing subsidiary at the beginning of the year 2005; the decrease in salaries, selling and depreciation expenses of $478,000, $15,000 and $117,000 respectively; and the continuing efforts of tightening other general expenses of $58,000. These together offset the increase in employee benefits of $115,000.

The SG&A expenses in the electronic & metallic segment increased by $661,000 or 11.3% to $6,530,000 or 9.7% of net sales, for the year ended March 31, 2006 compared to $5,869,000 or 8.9% of net sales for the prior year. The increase was primarily related to the increase in salaries & welfare expenses of $269,000, selling & logistic expenses of $185,000, traveling expenses of $54,000, rental expenses of $50,000, financial expenses of $24,000 and other general expenses of $79,000 as a result of the expansion in distribution and the increase in sales activities during the year.

Operating Income - Operating income was $10,374,000 for the year ended March 31, 2006, a decrease of $7,385,000, or 41.6% as compared with the prior year.

On a segment basis, the operating income of the plastics segment decreased $6,094,000 to $4,768,000 or 9.9% of net sales, in the year ended March 31, 2006 compared to $10,862,000 or 16.5% of net sales in the prior year. The decrease in operating income was attributable to the decrease in gross profit offsetting the decrease in SG&A expenses as described above.

The operating income of electronics & metallic segment decreased $1,291,000 to $5,606,000 or 8.4% of net sales, in the year ended March 31, 2006 compared to $6,897,000 or 10.5% of net sales in the prior year. The decrease in operating income was attributable to the decrease in gross profit and the increase in SG&A expenses as described above.

Other income - Other expenses was $376,000 for the year ended March 31, 2006, an increase of $718,000 as compared with the other income of $342,000 for the year ended March 31, 2005.

On a segment basis, other expenses attributable to the plastic segment increased $352,000 to $247,000 in the year ended March 31, 2006, as compared to other income of $105,000 for the year ended March 31, 2005. The increase in other expenses was primarily attributable to a doubtful debt provision of $970,000 relating to the discontinuation of a telecommunication customer's European product launch in order to make revisions to the product design This offset the $173,000 tax refund received on our reinvestment of certain retained earnings in one of our PRC subsidiaries; the increase in interest income of $279,000, the increase in exchange gain of $25,000 coupled with the decrease in loss on disposal of fixed assets of $61,000 in the year ended March 31, 2006 as compared with the prior year in 2005.

Other expenses attributable to the electronic & metallic segment increased $366,000, to $129,000 in the year ended March 31, 2006, as compare to other income of $237,000 for the year ended March 31, 2005. This increase in other expenses was primarily due to the increase in bad debt write off of $135,000 during the year ended March 31, 2006 and a realized gain on disposal of investment of $295,000 in the prior year but nil this year, an unrealized loss on revaluation of marketable securities of $25,000 offsetting the increase in interest income of $51,000 in the year ended March 31, 2006.

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (Continued)


Income Taxes - Income tax for the year ended March 31, 2006 comprised of income tax expenses of $238,000 and deferred income tax assets of $265,000, compared with income tax expenses of $576,000 in the prior year.

On a segment basis, the income tax of the plastic segment comprised of income tax credit of $21,000 and deferred income tax assets of $265,000 for the year ended March 31, 2006, as compared with income tax expenses of $202,000 in the prior year. The increase was a result of the recognition of deferred income tax assets of $265,000 arising from the taxable losses incurred in a plastic manufacturing subsidiary during the year and the decrease in income tax expenses of $209,000 in one of the manufacturing subsidiaries as a result of operating losses incurred in this year. The income tax expenses for the electronic & metallic segment decreased $115,000 to $259,000 for the year ended March 31, 2006. The decrease in income tax expenses in the electronic & metallic segment was primarily due to the write off of doubtful sales of the metal division of $1,006,000 and the decrease in operating income during the year ended March 31, 2006.

Minority Interest - Minority interests represent a 24% minority interest in Integrated International Limited, the holding company holding the capital stock of Deswell's electronic and metallic subsidiaries. In April 2005, the Company acquired an additional 5% interest in Integrated, increasing its ownership in that subsidiary from 71% to 76%. In June 2005, the Company liquidated the marketing subsidiary in which it held a 49% minority interest. As a result of the decrease in minority interest in Deswell's electronic & metallic segment and the marketing subsidiary, the dollar amount of minority interest decreased to $1,240,000 for the year ended March 31, 2006, from $2,330,000 for the prior year. This represented a decrease in minority interest of $700,000 in the electronics and metallic subsidiaries, and a decrease in the minority interest in the company's marketing subsidiary from $390,000 to nil.

Net Income - Net income was $8,779,000 for the year ended March 31, 2006, a decrease of $6,404,000 or 42.2%, as compared to net income of $15,183,000 for the year March 31, 2005. Net income as a percentage of net sales decreased from 12.1% to 7.6% for the year ended March 31, 2006. The decrease in net income was mainly the result of the decrease in operating income and other income offsetting the decrease in income tax expenses and minority interest, as described above.

Net income for the plastic segment decreased by $5,567 or 53.7% to $4,807,000 for the year ended March 31, 2006 compared to $10,374,000 for the prior year 2005. The decrease in net income of the plastic segment was mainly the result of the decrease in operating profits and other income, offsetting the decrease in income tax expenses and minority interest, as described above.

Net income for the electronic & metallic segment decreased by $837,000 or 17.4% to $3,972,000 for the year ended March 31, 2006 compared to $4,809,000 for the prior year 2005. The decrease in net income of the electronic & metallic segment was mainly the result of the decrease in operating profit and other income offsetting the decrease in income tax expenses and minority interest, as described above.


Liquidity and Capital Resources
-------------------------------

Traditionally, the Company has relied primarily upon internally generated funds and short-term borrowings (including trade finance facilities) to finance its operations and expansion.

As of March 31, 2006, the Company had a working capital surplus of $55,114,000 and cash and cash equivalents of $25,369,000. This compares with a working capital surplus of $57,576,000 and cash and cash equivalents of $28,073,000 at March 31, 2005. The decrease in cash and cash equivalents was mainly attributed to the capital investment of $6,940,000, dividend distribution of $9,400,000 and dividend distribution to minority shareholders of subsidiaries of $1,229,000 offsetting the increase in net cash provided by operating activities of $14,242,000, the exercise of stock options by directors and officers of $352,000 and the decrease in restricted cash of $391,000 during the year ended March 31, 2006.

The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing other than short-term borrowings that are used to finance accounts receivable and are generally paid with cash generated from operations. The Company has no short-term borrowings and long-term borrowings at March 31, 2006.

As of March 31, 2006, the Company had in place general banking facilities with a financial institution aggregating approximately $1,285,000. Such facilities, which are subject to annual review, include overdrafts, letters of credit, import facilities, trust receipt financing, inward bills financing as well as fixed loans. As of March 31, 2006, the Company had ( i ) unused credit facilities of $1,285,000 ( ii ) cash and cash equivalents of $25,369,000 and ( iii ) restricted cash of $649,000, which has been pledged as collateral for those credit facilities.

The Company expects that working capital requirements and capital additions will be funded through a combination of internally generated funds and existing facilities.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                        For and on behalf of
                                                        Deswell Industries, Inc.
                                                        by


                                                        /s/ Richard Lau
                                                        ------------------------
                                                        Richard Lau
                                                        Chief Executive Officer

Date: June 23, 2006